UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-29804

                           NOTIFICATION OF LATE FILING

(Check one) [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  Form [ ] N-SAR
For Period Ended September 30, 2006

                [ ] Transition Report on Form 10-K and Form 10-KSB
                [ ] Transition Report on Form  20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q and Form 10-QSB
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:      SecureCARE Technologies, Inc.
                         -------------------------------------------------------

Former Name of Registrant:    eClickMD, Inc.
                          ------------------------------------------------------

Address of Principal Executive Office (Street and Number):

  3755 Capital of Texas Highway South Suite 160E Austin, Texas 78704
--------------------------------------------------------------------------------

PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB by November 14, 2006, the required filing date, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Neil Burley                       512                535-1205
--------------------           -----------        ----------------------------
      (NAME)                   (AREA CODE)        (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes  [ ]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently completing its accounting close processes for the third quarter of 2006; therefore, it does not have final results of operations as of the date of this filing.

On December 9, 2005, the Company implemented a staff reduction of approximately sixteen employees in what was expected to be a temporary cost reduction in response to the failure of the Company to obtain necessary financing to fund operations. The Company intended to secure a replacement banking or investment partner and it downsized its cost structure to preserve its value and operate from its current sales revenues during this interim period. A cost contained operating plan, including four full-time employees and additional part-time resources, was implemented to support the Company's physician and home healthcare provider customer base and to maintain its technology platform. As additional investment capital is attracted, the Company will resume its aggressive marketing, sales and product development initiatives. The Company has implemented a personnel and cost reduction program that reduced its monthly cash requirements by approximately $200,000.

As a result of this reduction in staff in December 2005, the Company anticipates that its total reported revenues in the third quarter of 2006 will be approximately forty-three (43) percent lower than the third quarter of 2005. It also anticipates that its total costs and expenses will be significantly lower due to the implementation of its cost contained operating plan in December 2005 where it anticipated savings of approximately $200,000 per month.


                  SecureCARE Technologies, Inc.
                  --------------------------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:  November 14, 2006


By: /s/ NEIL BURLEY
    -----------------------
    Neil Burley
    Chief Financial Officer



INSTRUCTION: The form may be signed by and executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
      Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).